SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2022

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 30, 2022

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

2021 Annual Letter of Public Policy and Corporate Governance

***CLASSIFICATION:** Public*

Table of Contents

Message from Management

When one of the largest global energy companies is approaching its 60th birthday, we proudly realize that we are not only witnesses to history, but also protagonists in it. As employees, we have been using our strength and our knowledge daily to build Eletrobras' fine trajectory. The year of 2021 was one more chapter in this narrative. During this period, once again we did not allow ourselves to be put down by the challenges that appeared and had significant advances, which were decisive for the future of the company.

Among the year's great milestones is the progress in the company's capitalization process. This transformation will allow the company to keep its protagonism in the electric sector, still as a leader in energy transmission and generation, with a structure and management at the same level as the sector's major world players. These advances will, in the following years, allow us to release results ever more significant for the company and society.

In a scenario of company capitalization, we will have over R$12 billion in annual investments, according to the Strategic Planning of Eletrobras Companies 2020-2035. This amount takes into consideration the elimination of the quota system in plants postponed by Law No. 12,783/2013, and the signature of new concession contracts for electric energy generation of independent producers, allowing for a significant increase in Ebitda. The scenario without capitalization, with the maintenance of the quota regime, forecasts investment capacity reduced by half, estimated at R$6 billion annually.

The Business and Management Master Plan (PDNG) 2021-2025, based on operational excellence and financial discipline, worked as a north star, guiding the results reached in the past year. The continuity of the process of rationalization in SPEs participations made clear the operational and economic-financial synergy between Eletrobras companies, through the corporate restructure between Eletronorte and Amazonas GT. Important steps were also taken to make the conclusion of Angra 3 possible, an enterprise of crucial importance for the energy security of the National Interconnected System.

Once again, as was the case so many times before throughout its history, Eletrobras showed that it is capable of contributing for the rise of the new, creating and looking for different ways to act, in line with its purpose, vision and values. In 2021, in partnership with BNDES, the company submitted before the UN the energy pact "Decarbonization of the Electric Matrix in isolated systems in the Amazon, substituting diesel generation for clean, renewable and accessible energy", in which sustainability and innovation walk hand-in-hand, highlighting the relevance of the Sustainable Development Goals for Eletrobras'' strategy.

Also within the field of innovation, we must register the II National Innovation Olympics of Eletrobras Companies, with 75 ideas presented throughout 40 hours of activities, involving innovative solutions thought out by our own employees, highlighting professionals and projects that are looking to the future of the electric sector.

Furthermore, the company kept on prioritizing stakeholder engagement and transparency, a topic from which it obtained many accomplishments, such as the Pro-Ethics Company Seal, granted by the Comptroller General of the Union (CGU); the highest level of adherence to

compliance good practices, as assessed by the National Program for the Prevention of Corruption, Federal Court of

Auditors (TCU); the highest grade in the IG-SEST certification, for excellence in corporate governance; and the Transparency Trophy, granted to companies with the best practices in accounting information made available to the market.

Also as part of stakeholder engagement actions, the holding's General Ombudsman, in partnership with the ombudsman offices in other Eletrobras companies, launched the "Ombudsman Connection" initiative, a periodic meeting with the publics aimed at receiving suggestions of improvement for the hearing mechanisms in the company, which are an important management tool of governance support.

We went through another difficult year because of the hydric crisis, but we are convinced that Eletrobras made a crucial contribution with the high performance of its enterprises, generating and transmitting energy and transforming the lives of millions of Brazilians. It is the trust of our people that legitimizes news steps, because we know that a promising tomorrow can only be achieved with environmental, social, economic and governance balance.

Rodrigo Limp Nascimento	Ruy Flaks Schneider
Chairman	Chairman of the Board of Directors



Picture: Paulo Afonso Complex - André Schuler

General identification

In accordance with article 8, items I, III and VIII, of Law No. 13,303, of June 30, 2016, with article 13, items I, III and VIII, of Decree No. 8,945, of December 27, 2016, the Board of Directors subscribes to this Annual Letter of Public Policies and Corporate Governance of **Centrais Elétricas Brasileiras S/A — Eletrobras,** for the fiscal year 2021.

CNPJ No. 00.001.180/0002-07, Rio de Janeiro, and No. 00.001.180/0001-28 Brasília. NIRE 53300000859	
Head office in Brasília, Federal District, and central office at Rua da Quitanda, No. 196, 24th floor, Rio de Janeiro, RJ	
Type of State Company: Government-Controlled Company — Holding	
Controlling Shareholder: Federal Government through the National Treasury	
Type of Company: Corporation	
Type of Capital: Subscribed Capital	
Scope of Performance: International	
Sector of Action: Energy	
Finance and Investor Relations Officer: Elvira Baracuhy Cavalcanti Presta — Telephone number: (21) 2514-4631, email: df@eletrobras.com	
Current Independent Auditors of the company: PricewaterhouseCoopers Independent Auditors Technician in Charge: Guilherme Naves Valle— Partner Email: Guilherme.valle@pwc.com - Telephone: (21) 3232-6112	
Board Members Subscribing to the Annual Letter	CPF
Rodrigo Limp Nascimento	066.139.846-39
Ruy Flaks Schneider - (Chairman of the Board)	010.325.267-34
Bruno Eustáquio Ferreira de Castro Carvalho	053.965.606-22
Jerônimo Antunes	901.269.398-53
Ana Silvia Corso Matte	263.636.150-20
Marcelo de Siqueira Freitas	776.055.601-25
Ana Carolina Tannuri Laferté Marinho	269.353.698-78
Daniel Alves Ferreira	205.862.458-04
Felipe Villela Dias	218.680.308-90
Carlos Eduardo Rodrigues Pereira	088.768.387-83
Managers Subscribing to the Annual Letter	CPF
Rodrigo Limp Nascimento — Chief Executive Officer	066.139.846-39
Elvira Baracuhy Cavalcanti Presta — Finance and Investor Relations Officer	590.604.504-00
Camila Gualda Sampaio Araújo — Governance, Risk & Compliance Officer	030.276.296-54
Pedro Luiz de Oliveira Jatobá - Generation Officer	116.073.435-68
Márcio Szechtman — Transmission Officer	155.239.268-68
Luiz Augusto Pereira de Andrade Figueira — Management and Sustainability Officer	844.097.897-91

1. Who we are

Created by Law No. 3,890-A of 1961, Eletrobras is currently a leader in electric energy generation and transmission in Latin America. It is a publicly traded company controlled by the Federal Government. In 2021, it was responsible for 13,433 direct jobs.

As established in the Law that provided for its creation and in its Articles of Incorporation, as a federal government-controlled company, Eletrobras was created in order to explore the economic activities related to the energy industry due to the relevant collective interest in said activities, which involve the provision of public utilities.

The purpose of Eletrobras is conducting studies, projects and undertaking the construction and operation of generating power plants and electric power transmission lines. Furthermore, Eletrobras also cooperates with the government services responsible for developing and executing the official electricity policy, especially promoting, together with the competent bodies, the expansion of existing projects or the execution of others yet to be initiated. Ever since its foundation in 1962, Centrais Elétricas Brasileiras S/A - Eletrobras - has been composing and transforming the Brazilian energy matrix, thus contributing to the construction of the current scenario of our country.

By providing electricity - an essential resource for all productive sectors, people's relations and socioeconomic development - Eletrobras creates value for society. However, we seek to go further and echo the return we get from our activities to all interested parties and to society as a whole. And we do this by identifying the resources, assets and capital that interact with our business while understanding the impacts - both positive and negative - of the transformation of this set into electric energy, seeking to promote responsible and sustainable management that deals with these impacts in such a way as to prevent, leverage or minimize them, while generating value in the end.

Backed by the collective interest that justified its creation, the purpose of the company is cooperating with the Ministry of Mines and Energy to improve the Country's energy policy, as follows, being responsible for managing government programs focused on the development of Brazil through the electricity sector, as we will see below.

In addition, it plays an important role in the energy integration of Latin America, with the government agent responsible for binational projects such as Itaipu and border interconnections with Argentina (Conversion Station of Uruguaiana) and Paraguay (Conversora de Rivera station).

Eletrobras operates in major hydraulic generation projects in the country, such as the plants of Belo Monte, Santo Antônio, Jirau and Teles Pires, thus contributing to the construction of the country's strategic infrastructure in terms of power generation.

Eletrobras acts as a holding, with direct equity control in 6 electric energy generation and/or transmission companies as of December 31, 2021, in addition to Eletrobras Participações S.A – Eletropar and a 50% interest in Itaipu Binacional – Itaipu (through a system of joint control under the International Treaty signed by the Governments of Brazil and Paraguay), in Inambari Geração de Energia S.A. (which ended on 03/15/2022), and in Rouar S.A. (through a system of joint control with the state-owned Uruguayan company Usina y Transmisiones Eléctricas de Uruguay – UTE). Eletrobras is the main sponsor of the Electrical Energy Research Center - Cepel, which is an advanced infrastructure for applied research in electrical systems and equipment, aiming at the creation and provision of technological solutions with special focus on generation, transmission, distribution and trade of electrical energy in Brazil.

The Company also operates as energy trading agent for Itaipu Binacional and for participants of the Alternative Energy Sources Incentive Program (PROINFA).

On 12/31/2021, Eletrobras' Capital Stock totaled R$ 39,057 million, divided into 1,288,842,596 common shares, 146,920 preferred class "A" shares and 279,941,394 preferred class "B" shares, all of which without nominal value, as presented in the table below.

Acionistas	Ordinárias		Pref. Classe "A"		Pref. Classe "B"		Total	
	Quantidade	%	Quantidade	%	Quantidade	%	Quantidade	%
União Federal	667.888.884	52%	0	0%	494	0%	667.889.378	43%
BNDESpar	141.757.951	11%	0	0%	18.691.102	7%	160.449.053	10%
BNDES	74.545.264	6%	0	0%	18.262.671	7%	92.807.935	6%
FND	45.621.589	4%	0	0%	0	0%	45.621.589	3%
FGHAB	1.000.000	0%	0	0%	0	0%	1.000.000	0%
Free Float	358.028.908	28%	146.920	100%	242.987.127	87%	601.162.955	38%
Total	**1.288.842.596**	100%	**146.920**	100%	**279.941.394**	100%	**1.568.930.910**	100%

Eletrobras is registered at the Securities and Exchange Commission in Brazil and the United States (CVM and SEC), and its shares are traded in the New York Stock Exchange - NYSE through the level II ADR Program and in the Madrid Stock Exchange - Latibex, through the Latibex Program.

Our companies:

By December 31, 2021, the Eletrobras System was formed by the Holding and 6 subsidiaries, 5 of which are operational, and 50% interest in Itaipu Nacional.

We provide below a brief description of Generation and Transmission companies controlled by Eletrobras:

- **CGT Eletrosul**, formed by the consolidation of **Eletrosul**, which developed generation and transmission activities in the States of Santa Catarina, Rio Grande do Sul, Mato Grosso do Sul and Paraná and **CGTEE**, that held and operated thermoelectric power plants in the Southern region of Brazil.
- **Chesf**, which develops generation and transmission activities in the Brazilian Northeastern region.
- **Eletronorte**, which develops generation and transmission activities in the North and Midwestern parts of Brazil.
- **Eletronuclear**, which owns and operates two nuclear power plants, Angra 1 and Angra 2, and is currently building a third one, Angra 3.
- **Furnas**, which develops generation and transmission in the Southeast and Midwestern parts of Brazil.

Eletrobras holds a 50% interest in **Itaipu Binacional**, the world's second largest hydroelectric power unit. Its control is shared with ANDE, the Paraguayan government entity.

In addition, it controls Eletropar, a company with relevant minority interest in Eletronet S.A., a data transmission company using optic fiber cables installed in transmission lines of subsidiaries.

In addition to that, Eletrobras has minority interest in 24 energy companies. The following standing out: EDP - Energias do Brasil S.A, Companhia de Transmissão de Energia Elétrica Paulista (CTEEP), Empresa Metropolitana de Águas e Energia S.A. (EMAE), Equatorial Maranhão, among others.

Eletrobras is the main sponsor of Cepel, the largest center for technological and development research in the electric sector in Latin America.

It also owns shareholdings in 79 SPEs in Brazil, one of them abroad, of which: 59 generate hydro, thermal or wind power; 17 transmission companies and 3 service companies.

2. Our Activities

Through its subsidiaries, Eletrobras performs generation and transmission activities, in addition to trading of electric power in Brazil.

Generation Business

Eletrobras, on 12/31/2021, reached an installed capacity of 50,515 MW in Generation projects, which accounts for 28% of the 181,498.08 MW installed in Brazil.

Out of Eletrobras' total, 61% covers projects completely owned by Eletrobras' system, 23% account for projects performed by way of SPE's and 16% for projects in shared ownership, including half the capacity of Itaipu Binacional (7,000 MW).

Approximately 97% of Eletrobras' total installed capacity comes from sources with low greenhouse gas ("GHG") emissions, contributing decisively to make the Brazilian electricity matrix one of the cleanest, most renewable in the world. Around 92% have hydropower as their source, 4% have nuclear source, 3% have thermal source, 1% have wind source and less than 1% have solar source.

On 12/31/2021, of the total installed capacity leveraged in projects with low GHG emissions in Brazil, 51% or 70.3 GW belonged to Eletrobras.

Law No. 10.438/2002 ordered Eletrobras to be the Energy Trading Agent for Itaipu. Under this condition, from the 65,022 GWh expected in 2021, the company transferred 49,156 GWh linked to the contracted power to concessionaires in the Southern, Southeastern and Midwestern Regions, which accounted for a turnover of approximately US$ 3.54 billion. The contracted power refers to the portion of the monthly power to which Eletrobras is responsible, from the total power of Itaipu available for contracting. The power not linked to the power contracted, purchased by Eletrobras, was of 1.042 GWh.

Transmission Business

The Interconnected Power System in Brazil has a wide transmission system to transport the energy produced by different plants across the country to consumers.

The system that carries power at high voltages (from 230 kV to 800 kV in AC and DC technology) is known as Basic Network. A small portion of the Brazilian power transmission system, mainly in the Northern region, is still isolated from the National Interconnected Power System.

On December 31, 2021, the grid of Transmission Lines (LT's) of Eletrobras Companies reached a total of 74,087.27 km, 9,408.29 km of which standing as corporate not renewed; 57,148.77 km being corporate under the O&M Regime, renewed by Law No. 12,783/13; and 7,530.21 km referring to their shareholdings in projects performed by the Company by means of SPEs. Considering only lines with a voltage level equal to or greater than 230 kV, Eletrobras is responsible for 68,357.77 km, accounting for 40.6% of the total Transmission Lines in Brazil in such voltages.

Price Formation

In the current model of the Brazilian electrical energy sector, commercial relationships are established under the Regulated Contracting Environment – ACR and the Free Contracting Environment – ACL. The differences between the amounts generated, contracted and consumed are accounted for and settled in the Short-Term Market. The Brazilian Electric Energy Trading Chamber - CCEE is responsible for the operation of these three environments.

The electrical energy auctions held by CCEE, by delegation from the National Electric Energy Agency - ANEEL, represent the main form of contracting in the Regulated Contracting Environment - ACR. Buyers and sellers of energy participating in the auctions formalize their commercial relationships via contracts registered under the ACR.

The structuring auctions defined by the National Energy Policy Council - CNPE are held directly by ANEEL.

Contracts in this environment have specific regulation for aspects such as energy price, contract registration submarket and term of supply, which are not subject to bilateral changes by agents. Despite not being contracted at auctions, the energy generated by the Itaipu binational plant and the energy associated with the Alternative Energy Sources Incentive Program - Proinfa are included in the ACR, as its contracting is regulated and subject to specific conditions defined by ANEEL.

At the Free Contracting Environment - ACL, purchase and sales operations of electric power are carried out through freely negotiated bilateral contracts, in accordance with the specific trade rules and procedures. Generators, traders, free and special consumers are part of this segment and prices are freely agreed upon between buyers and sellers.

For further information on the price formation process, we suggest consulting item 7.1.a of the Reference Form.

Strategic Planning

On August 1, 2020, Eletrobras released its 2020-2035 Strategic Plan to the market, where Sustainability is the premise that governs the Company's guidelines, strategies and processes, and its entire business-making. The Company's current position is different from the previous Strategic Plan, due to the agility with which changes are taking place in various spheres: social, environmental, conjunctural, structural; with a strong tendency to decarbonization; diversification of sources; increase in distributed generation; technological disruption; accelerated scanning; the way in which Brazil will evolve socioeconomically; and, consequently, the evolution of the demand for electricity. These and other trends in the electricity industry have led to adjustments in the way the company should operate, which has resulted in such new positioning. The new 2020-2035 Strategic Plan, in addition to defining a new corporate identity

– Purpose, Vision and Values –, establishes a set of guidelines and goals aimed at the growth and streamlining of Eletrobras and in line with the new trends in the energy sector.

Strategic Planning 2020-2035

PROPÓSITO	VISÃO DE FUTURO	VALORES
Colocamos toda nossa energia para o desenvolvimento sustentável da sociedade.	Ser uma empresa inovadora, de energia limpa, reconhecida pela excelência e sustentabilidade.	• Respeito às pessoas e à vida; • Ética e transparência; • Excelência; • Inovação; • Colaboração e reconhecimento.

The Strategic Plan is unfolded in the Business and Management Steering Plan (PDNG), updated annually, with a five-year horizon. In December 2021, the 2022-2026 PDNG was approved by the Board of Directors, which is a natural update of the 2021-2025 PDNG.

The main results available up to the moment of 2021-2025 PDNG, for each of the Strategic Guidelines are listed below:

DIRETRIZES ESTRATÉGICAS	INDICADORES	2020R	2021R	2021M
1 VALOR E INVESTIMENTO	**VALOR DE MERCADO:** Enterprise Value / EBITDA	6º IEE	13º IEE	Top 3 IEE
2 EFICIÊNCIA DE G&T	**EFICIÊNCIA:** PMSO/PMSO Reg. (RVA)	1,09	1,17	1,00
	DISPONIBILIDADE DA GERAÇÃO: DISPGR (CMDE)	1,061	1,064	1,000
	DISPONIBILIDADE DA TRANSMISSÃO: DISPOLT (CMDE)	99,94	99,93	99,88
3 EXPANSÃO DE G&T	**EXPANSÃO DA GERAÇÃO:** Capacidade Instalada de G (MW)	N/A	15	166
	EXPANSÃO DA TRANSMISSÃO: Capacidade Instalada de T (mil Km de LT)	N/A	206	328
4 COMERCIALIZAÇÃO	**MARGEM:** Margem em relação ao preço de referência na descotização	N/A	N/A	N/A
5 NOVOS NEGÓCIOS	**RECEITA:** Receita de Novos Negócios / ROL (%)	0,96	0,98	2,00
6 CULTURA E PESSOAS	**SEGURANÇA:** Taxa de Frequência de Acidentes com afastamento (para Empregados)	1,22	2,25	2,61
	SEGURANÇA: Taxa de Frequência de Acidentes com afastamento (para Terceiros)	ND	2,18	3,92
	PESSOAS: Horas de treinamento / nº colaboradores	43,22	44,84	35,00
	PESSOAS: Índice de Satisfação dos Colaboradores*	78,00	N/A	74,00%
7 GOVERNANÇA	**GOVERNANÇA:** Nível da ELB na listagem da B3	Nível 1	Nível 1	Nível 1
8 GESTÃO	**PRODUTIVIDADE:** Resultado Operacional / empregado (PLR)	0,78	1,65	0,52
9 INOVAÇÃO E TRANSFORMAÇÃO DIGITAL	**INOVAÇÃO:** Investimento em P&D+I / ROL	1,35	1,50	1,20

3. Our Public Commitment

Our purpose is to contribute to the sustainable development of society. We put our energy into this commitment, translated into adherence to sustainability indexes, in our value creation model, in the four pillars of our EESG Journey - Prosperity, Planet, People and Governance, in our commitment to the UN 2030 Agenda for Sustainable Development and its Sustainable Development Goals (SDGs) and in the search for the best business practices, considering the

moment we are living in, the evolution of society in Brazil and the world and the generation of value for all our stakeholders.

As established in the Law that provided for the creation of Eletrobras (Law No. 3,890-A/61) and in its Articles of Incorporation, as a federal government-controlled company, Eletrobras was created in order to explore the economic activities related to the energy industry, due to the relevant collective interest that permeates the provision of public utilities.

Pursuant to current legal provisions, Eletrobras shall develop the following activities of public interest:

- operate programs for universal access to electricity;
- manage contracts from programs aimed at increasing the participation of alternative power generation ventures projects;
- execute fostering and consumer guiding programs, projects aimed at a more efficient energy use;

Its Articles of Incorporation also establish that Eletrobras must cooperate with the Ministry of Mines and Energy to improve the Country's energy policy. In this sense, it is responsible for the management of some specific programs, described below, whose funds come directly from the federal government:

Light for All Program

The Light for All Program (LPT) aims to provide, by 2022, electricity to Brazilian rural populations that still do not have access to this public service.

The Program is coordinated by the Ministry of Mines and Energy (MME) and operated by Eletrobras. In its role, Eletrobras is responsible for the technical and budgetary analysis of works programs proposed by the executing agents (power distribution companies) and for the execution and management of Operation Contracts. Plus, it monitors the execution of rural electrification works under the LTP, offering subsidies for release of federal funds and proving how these funds are applied.

The financial funds invested in the Program come from the Federal Government as a subsidy, through the Energy Development Account (CDE), and from executing agents, through their own funds or from financing. In the past, funds also came from the Global Reversion Reserve (RGR), as financing, and from the state governments involved.

By the end of 2021, considering the works programs approved by the MME, the investment forecast in LPT totaled R$ 29.96 billion, of which R$ 21.76 billion (73%) were sector funds (CDE and RGR).

Over 3.5 million connections were made in the program since 2004, accounting for 16.9 million beneficiaries in Brazilian rural areas.

It is important to note that the Light for All Program also covered contracts not operated by Eletrobras, whose monitoring was incumbent upon the MME and the state governments.

If only contracts operated by Eletrobras are taken into account, in 2021 7,153 projects have been informed, meeting the demand of 35,116 consumer units. Since 2004, 566,564 projects have been informed, resulting in the provision of service to 3,177,253 consumer units in rural Brazil, in 5,438 municipalities, which corresponds to 95% of total connections contracted between executing agents and Eletrobras.

In 2021, R$ 0.45 billion have been released with resources from CDE, totaling a contracted total of R$ 17.65 billion in CDE and RGR resources since 2004 (81% of total available resources).

In order to cover expenses inherent to its operation activities, Eletrobras receives funds from the Administrative Costs Reimbursement Rate (TRCA), associated with the Operation Contracts executed under the Light for All Program (LPT), paid by the Program's executing agents. According to LPT regulations, in Contracts executed until February 2013, the TRCA is equivalent to 1% (one percent) on the amount of each release of CDE funds and paid at the time of each release. In Contracts executed as of March 2013, the TRCA is equivalent to 1% (one percent) on the Total Cost of the Works Program contracted by the executing agent and paid, in a single installment, when the execution installment of the respective Operation Contract is released.

In 2021, Eletrobras received funds from TRCA, associated with the Operation Contracts executed under the Light for All Program (LPT), amounting to R$ 12,324,111.30 compared to the cost of R$ 6,950,351.33, carried out by the area responsible for managing the LPT at Eletrobras, without considering the costs of other areas involved in the Program's operation, such as financial, transmission, IT and legal. In the 2018-2021 period, R$ 49.3 million were received from TRCA and a cost of R$ 36.4 million was determined by the area responsible for the management of LPT at Eletrobras.

To operate the Light for All Program, Eletrobras implemented internal controls with mapping processes and activities developed in the Company and which, from time to time, are subject to internal audits. External audits are also carried out by control bodies, such as the Office of the Federal Controller General, and several requests for information from ANEEL, MME, Prosecution Offices, Federal Police, etc. are met in order to provide transparency to processes managed by Eletrobras.

More Light for the Amazon Program

The National Program for Universal Access to and Use of Electrical Energy in the Legal Amazon - More Light for the Amazon (MLA) aims to provide electricity to the Brazilian population living in remote regions of the Legal Amazon, with use of renewable sources of power generation.

The Program, established by Decree No. 10,221, of February 5, 2020, is coordinated by the Ministry of Mines and Energy (MME) and operated by Eletrobras, designated by Ordinance No. 86, of March 9, 2020, and its executing agents are power distribution companies acting in the Legal Amazon.

The Program is effective until December 31, 2022, with the possibility of extension until the conclusion of universal access to electricity in remote regions of the states of the Legal Amazon.

The financial funds needed for the Program will come from agents in the electricity sector, from the Energy Development Account (CDE), established as an economic subsidy. Other sources of funds could be regulated by the MME in collaboration with other government agencies.

Eletrobras, the operational agent, whose attributions in the MLA are defined in the Operation Manual, counts on the expertise of its professionals in the management of rural electrification programs, whose procedures have been audited and validated by the Federal Accounting Court and by the Office of the Federal Controller General. The Federal Government's initial goals for executing agents in the More Light for the Amazon Program intend to provide electrical energy to approximately 220 thousand families living in remote regions of Legal Amazon.

By the end of 2021, works programs approved by the MME had a forecast of 11,683 consumer units serviced, with an investment of R$ 459.66 million, of which R$ 413.69 million (90%) were sector funds (CDE).

Since the beginning of the program, 1,556 consumer units benefitted from electric energy services, 1,451 new connections having been established in 2021 alone. R$ 124.11 million (30% of available resources) have already been released, R$ 108.59 million in 2021.

As established in the Program's Operation Manual, the executing agent will pay Eletrobras an Administrative Costs Reimbursement Rate (TRCA) equivalent to 1% (one percent) on the total cost of the works program contracted by the executing agent under the More Light for the Amazon Program. This fee will be paid by transfer of the amount previously retained by CCEE to Eletrobras, in a single installment, charged upon release of the initial subsidy installment associated with the works program.

In 2021, Eletrobras received funds from TRCA, associated with the Operation Contracts executed under the Light for All Program (LPT), amounting to R$ 4,021,768.50 compared to the cost of R$ 5,667,490.28, carried out by the area responsible for managing the LPT at Eletrobras, without considering the costs of other areas involved in the Program's operation, such as the financial, transmission, IT and legal. In the 2020-2021 period, R$ 4.0 million were received from TRCA and a cost of R$ 9.9 million was determined by the area responsible for the management of MLA at Eletrobras. This cost is related to the structuring of the Program at Eletrobras, which is prior to the signature of the first contracts, with the definition of operational procedures, preparation of technical manuals and approval of the standard model of the Operationalization Contract, carrying out the first technical and budgetary analyses, signature and management of the first contracts and conduction of the first physical building site inspection.

Alternative Energy Sources Incentive Program - PROINFA

Created on April 26, 2002 by Law No. 10,438 and regulated through Decree No. 5,025/04, its implementation process was started by Eletrobras in 2004.

It added to the National Interconnected System a total of 131 new enterprises, divided into 60 small hydroelectric plants (1,159.24 MW), 52 wind plants (1,282.52 MW) and 19 thermal and biomass plants (533.34 MW), totaling an installed capacity of 2,975.10 MW. From the beginning of operations in the first enterprise, in February 2006, until the end of 2021, PROINFA's contribution for the system in terms of volume of generated energy was approximately 124.7 million MWh. In 2021, PROINFA generated 8.9 million MWh with a cost of R$ 4.04 billion.

Pursuant to Decree No. 5,025/04, the Program's regulation provided for no economic and financial advantages or losses to Eletrobras. In order for that to materialize, PROINFA Annual Plans - PAP are drawn up in order to calculate the amount of energy, as well as purchase costs which, added to Eletrobras' administrative, financial and tax costs, are divided between consumers of the interconnected system.

PROINFA's Annual Plan for the year 2022 (PAP-2022) was approved by ANEEL through Resolution No. 2,995 of December 14, 2021, which established energy and financing quotas of the Program for this year. The amount to be divided is 11,202,147 MWh, with an estimated cost of R$ 6.38 billion.

Global Reversion Reserve - RGR

Eletrobras was responsible for managing financing contracts awarded with funds from the Global Reversion Reserve - RGR until May 1, 2017, when management was transferred to CCEE. However, pursuant to article 28 of Decree No. 9,022/2017, financing contracts executed until November 17, 2016 remained under the responsibility of Eletrobras, which must carry out the collection of the installments and repay the RGR with funds received as amortization, contractual interest and credit facility fees.

Eletrobras is entitled to a contract management fee for exercising such financing contract management activity. Furthermore, in the event of contract breach by the debtor against Eletrobras, the reimbursement of such amount to the fund should only occur once the debtor makes such payment to Eletrobras, inclusive of interest and any applicable penalties due until the date of such payment is settled. Therefore, Eletrobras is not subject to risk of default or late payment by the debtor due to the management of such contracts.

National Electrical Energy Conservation Program - PROCEL

Aimed at promoting the efficient use of electricity in the country by combating waste and reducing sectoral costs, the National Electrical Energy Conservation Program ("Procel") is a program created by the Federal Government to implement sectoral actions in the areas of education and dissemination of information, construction, environmental sanitation, municipal energy management, public lighting and industry across the country. Information on Procel's subprograms is available at www.procelinfo.com.br.

Procel funds come from Law 13,280/16. It has an extra-budgetary nature (i.e., its funds do not come from the Federal Government) whose source is 0.1% of the Net Operating Revenue (NOR) of electricity distribution companies.

The transfer of funds provided for by Law No. 13,280/2016 to Procel and their further use are conditioned upon the presentation and approval of the Annual Fund Investment Plan (PAR) and rendering of accounts from the previous year. The benefits produced by the program may be accounted for both by the energy savings and by the investments postponed in the expansion of the sector, which revert to benefits for society.

The funds provided for by the Law are deposited in a specific account, called Procel Account, separate from the Eletrobras account. The collection of funds does not follow the calendar year, as it depends on prior approval of an investment plan by a Committee coordinated by the MME and a subsequent order by ANEEL. This entire process may depend on the agenda defined by the MME and other members of the Committee, considering the terms defined in Law No. 13,280.

Considering the first and second cycles of the Procel Fund Investment Plan (PAR), R$ 554 million were committed between the years 2017 and 2021 for investment in multi-annual projects.

Based on market estimates and application of specific result assessment methodologies, Procel is estimated to have promoted approximately 22.73 billion kWh in energy savings in 2021. This energy saved helped the country prevent 2.87 million tCO2 equivalents from being released into the atmosphere, corresponding to the emissions of 987 thousand vehicles in one year.

This result is also equivalent to the energy supplied by a hydroelectric power unit with 5,451 MW capacity in a year. In addition, according to estimates, the actions promoted by Procel contributed to reducing end-user demand by 7,508 MW.

It is important to emphasize that the overall energy results achieved by the program are mainly due to the Procel Seal for Energy Savings, or, simply, the Procel Seal, which shows the emphasis placed on the final consumer, through guidance and encouragement to purchase more efficient equipment.

We highlight some of Procel's actions in 2021 below:

Public Lighting: Procel Reluz, through a public call for projects, selected energy efficiency projects for public lighting, with LED technology with different models. The goal is to allow for a comparative analysis between models, so as to check which of them have the potential to become viable and replicable to the specificities of Brazilian municipalities. By the end of the Call, 99 municipalities were selected, with a total estimated investment throughout the years of 2022 and 2023 at R$ 65 million. In addition to the Public Call, two technical cooperation accords were signed regarding public lighting. One with the State University of Campinas - Unicamp to apply Smart City concepts and implement a pilot project using public lighting as the main tool. Another accord was signed with the State of Acre's Center for Energy Excellence - CEEAC, currently known as "eAmazônia" aimed at training municipalities and other project developers in energy efficiency in public lighting in the Legal Amazon.

Education: Aiming to develop a new education methodology in energy efficiency targeted at elementary education students, in 2021 a specialized company was hired to develop a series of products mainly using the digital environment. This methodology will be integrated into "Procel In Schools", which already harbors up-to-date content targeted at elementary school students, further broadening Procel's strategy in the education sector. It should be pointed out that all of Procel in Schools content is distributed free of charge to Education Secretariats, and it is broadly used in electric energy distributing companies in their respective Energy Efficiency Programs, which are regulated by ANEEL. It is therefore a relevant initiative that contributes to the development of the electricity sector and a more conscious society in regard to energy use.

Procel Seal: Product certification has always been a mechanism known by consumers of electric products around the world. In this sense, the Procel Seal stands out in the electricity sector as the main voluntary certification program in the country, with more than 40 types of product certification and a broad network of accredited labs. And in order to upkeep the success and credibility of the Procel Seal, in 2021 the program reinforced its work of monitoring the market, which has been in place for the past few years. The purpose of this initiative is to collect products in sales points to assess their efficiency indexes in labs and ensure the same levels of consumption disclosed at the moment the Procel Seal was granted. And thinking of the future of the Procel Seal, a company was hired to propose a methodology review and a repositioning of the certification based on the best international practices. Furthermore, in 2021 a hiring process began for a Blockchain platform so that the Seal can provide a series of digital services to all stakeholders, from manufacturer to final consumer.

Buildings: In this segment, the beginning of the "Efficient Esplanade" project stands out, with investments of R$ 100 million. The project is divided into two vectors. The first vector will be executed through a public open call in 2021 to select approximately 40 public building retrofit projects. The second vector, better known as "Solar Esplanade", aims to install photovoltaic panels in up to 9 annex buildings in the Ministries Esplanade, in Brasilia, with an installed capacity of more than attachments 3 MWp. Besides the panels, the project aims to implement an Energy Management System, with energy efficiency of zero or low cost actions in the Ministry buildings involved.

Other structuring actions: With the approval of Law No. 13,280/2016 and the implementation of Procel's Fund Investment Plans - PAR procel, a portfolio of structuring projects was created to contribute simultaneously with many segments and promote an energy-efficiency market

transformation. The structuring actions go from innovation calls for the acceleration of startups and innovation companies with products for the energy efficiency market to studies of performance indicators for the sector. In 2021, the structuring action that stood out the most was the creation of a Warranties Program, in partnership with BNDES, targeted at financial agents that offer credit lines for energy efficiency projects. This Warranties program, also known as Warranty Fund for Energy Efficiency Credit - FGEnergia, will receive a Procel amount of R$ 45 million, and intends to broaden access to credit at 7 times this amount. This initiative also improves the risk perception of financial agents for energy efficiency projects and will be a reference so that the Warranties Program can incorporate other funding sources besides Procel and broaden FGEnergia in the future with the help of BNDES.

In 2021, Eletrobras was reimbursed R$ 11.75 million of administrative costs for its assignment as Procel's executor, through funds provided for by Law No. 13,280/2016. It should be noted that Procel's other expenses are also covered by funds from Law No. 13,280/2016.

Federal Government Assets under Eletrobras' Management - BUSA

Law No. 13,360/2016 effectively transferred, as of May 1, 2017, sector funds that were managed by Eletrobras, including the RGR Account, to be managed by the Electric Energy Trading Chamber (CCEE), without there being any legal provision regarding Eletrobras' reimbursement for the continued management of said assets.

Provisional Measure No. 998/2020, converted into Law No. 14,120/21, determined that administrative, financial and tax costs incurred by Eletrobras, since May 1, 2017, with the record, preservation and management of BUSA goods and facilities, must be refunded with resources from the RGR. Therefore, Eletrobras has hitherto received R$ 15,193.26 thousand referring to the period from May 2017 to 2021, as shown in the table below.

ELETROBRAS' COSTS AFTER TRANSFERRING THE MANAGEMENT OF THE SECTORAL FUNDS TO CCEEE

(In R$ thousand)	
2017 (May to December)	2,848.81
2018	3,058.82
2019	2,546.69
2020	2,656.49
2021	4,082.46
Total for the Period	15,193.26

There are currently 1,994 Federal Government assets registered in the Computerized Union Asset Management System under Eletrobras' Management (SIGBUSA) which are linked to concession of companies in the electricity sector. 1,897 of them are assets useable in power service provision; 1,872 are operational, and 25 are currently deactivated; 67 are out of service or cannot be used for power provision. Another 23 goods were sold and 7 are in possession of the Federal Government's Equity Secretariat (SPU). Aneel, by means of Dispatch No. 1,227, of

April 30, 2020, previously consented to the selling of 67 goods considered out of service or use to provide power services.

On December 16, 2021, ANEEL published in the Official Journal of the Union the Public Call No. 084/2021, with a deadline for contributions until January 31, 2022, to regulate art. 3 of Law 14.120/21, referring to the sale or transfer to the management of the Ministry of the Economy's Secretariat for the Coordination and Governance of the Federal Government's Assets - SPU/ME of Federal Government Assets under Eletrobras' Management - BUSA taken over and expropriated with funds from the Global Reversion Reserve - RGR.

4. Our Risk Management

The Corporate Risk Management at Eletrobras companies aims to avoid the materialization of events that may negatively impact its strategic objectives, in favor of the generation and preservation of value and the provision of transparent information to the market and its shareholders.

The corporate risk process of Eletrobras' companies is governed by a single Risk Management Policy approved and reviewed by its Board of Directors in its latest version, from June 2021, available at the company's website. This process is coordinated by the Holding and conducted by the corporate risks, internal controls and risk committee areas in the companies, which guarantees the systemic vision of results and standardization among all companies of the group. It is led by the companies' corporate risk and internal control areas. The general guidance is given by the holding's Governance, Risk and Compliance Committee and process results are submitted to the Executive Board and to the Board of Directors via the Statutory Audit and Risk Committee - CAE. Eletrobras' Board of Directors periodically deliberates on strategic issues concerning the corporate risk process, including the role of the Executive Board in risk management, risk appetite and the policy that should guide the entire process.

The methodological references of the corporate risk management process in Eletrobras companies are: ABNT NBR ISO 31000: 2018 - Risk Management standard, the COSO 2013 (Internal Control) and COSO ERM 2017 (Enterprise Risk Management) frameworks, and the IIA 2020 Three-Line Model (Institute of Internal Auditors). Furthermore, the legal bases of the process are Laws No. 12,846/2013 and 13,303/2016, together with Federal Decrees No. 8,420/2015 and 8,945/2016. Thus, the risk management model adopted is based on the identification and consolidation, in a matrix, of the strategic, operational, financial and compliance risks to which companies are exposed, for further analysis, processing and monitoring through specific activities developed by their respective risk owners. The company reports the results of its evaluations internally through quarterly reports to the Board of Directors and, for an external public, through the Reference Form (CVM) and Form 20-F (SEC), both available on its website, in the Investor Relations section.

In order to support the corporate risk process, Eletrobras' Internal Control Department supports the managers in designing controls and preparing and monitoring remediation plans for possible deficiencies. In addition, the Corporate Integrity Department acts in this process in order to ensure the dissemination of the culture of ethics, integrity and compliance with laws and regulations that govern the activities of the group's companies. Through assessment and treatment of issues related to unethical conduct, fraud and corruption, and through the implementation and coordination of a robust integrity program, the Corporate Integrity area aims to provide the necessary support to mitigate compliance risks to which the group's companies may be exposed.

It is important to note that Eletrobras, in its corporate risk process, permanently monitors its business environment, seeking to reflect its concerns and those of its investors and the market in general. Therefore, the risks recognized as most relevant within the scope of Eletrobras companies are prioritized and addressed through the implementation of responses to risks prepared based on technical recommendations from the areas of Corporate Risks and Internal Controls, in partnership with risk owners, always considering the exposure level validated by Management.

In 2021, risks identified in the Risks Matrix of the companies were analyzed, periodically reported and, when necessary, responses were devised if said risks were outside the level of exposure desired by Management, and they are still being monitored constantly by their responsible managers.

More detailed information on these risks and the corporate risk process can be obtained in the forms filed before the CVM and SEC, made available by the company on its website: https://ri.eletrobras.com/en/information/results-center/.

Transactions with Related Parties:

The Policy of Transactions with Related Parties of Eletrobras Companies is intended to establish guidelines and responsibilities aimed at guiding the execution of Transactions with Related Parties (TRP), in order to safeguard the interests of Eletrobras, their shareholders and their companies, and to govern the transfer of information necessary to comply with the applicable capital market legislation, in Brazil and abroad, besides contributing to increase transparency and trust from investors and other publics of interest on the practices adopted by Eletrobras.

The Policy's basic principles are: identifying measures and procedures to be followed in order to satisfactorily address conflicts of interest; ensuring an effective and independent business and decision-making process; ensuring that the agreed conditions are strictly commutative or that there is appropriate compensatory payment; ensuring that the market is informed of the terms, conditions and the parties involved in each TPR. Best corporate governance practices in the TPRs are also observed, compliance with the Code of Ethics and Integrity of Eletrobras Companies and the applicable legislation, watching over the interest of the company in which they operate, preservation of equity among all shareholders, ensuring advantage that compensates the costs and risks of monitoring and TPR image, observing the duties of loyalty and diligence and ensuring that transactions with related parties are disclosed in an appropriate and timely manner, according to the applicable legislation.

In general terms, TPRs must be disclosed as follows:

1) Accounting disclosure - The financial statements of the Eletrobras company that carried out a TPR must contain the necessary disclosures to highlight to its public of interest the possibility that the entity's balance sheet and income statement are affected by the existence of business with related parties.

2) Disclosure to the Capital Market - In accordance with item XXXIII of article 30 of CVM Instruction No. 480, of December 7, 2009, with the new wording given by CVM Instruction No. 552, of October 9, 2014, Eletrobras must communicate to the market, by filing before the Brazilian Securities and Exchange Commission all transaction with parties listed before the Securities Commission, mentioning all information required by Annex 30-XXXIII from CVM Instruction No. 552/2014 (Communication on transactions between related parties).

In addition, statements of transaction with related parties filed before the CVM are sent to the SEC and stock exchanges in Brazil and abroad, wherever Eletrobras securities are listed, besides being disclosed in Eletrobras' Investors Relations website.

More detailed information on Eletrobras Companies' Related Party Transaction Policy available at:

https://eletrobras.com/pt/SiteAssets/Paginas/Estatuto-Politicas-e-Manuais/POL-19.pdf

5. Our Internal Control Structure

The internal control structure of Eletrobras companies covers:

- Process mapping: habitual and constant activity aimed at identifying risks and internal controls designed correctly and which operate according to the activity performed by the management area;
- Management Tests: periodic activity aimed at evaluating the structure of internal controls through the execution of tests to verify design efficiency and effectiveness of the operation of internal controls. The tests conducted are documented. This cycle also involves the audit, conducted by the Independent Auditor, of internal controls over the financial statements.
- Deficiency Remediation Program: habitual and constant activity, with the support of Eletrobras Management, which aims to develop and implement action plans capable of remedying deficiencies identified by the Management Tests or by the Independent Audit assessment. Within the scope of the Remediation Program, action plans are reviewed or prepared to remedy the deficiencies identified, deadlines are monitored and interim actions are developed to implement the action plan. In addition, managers responsible for deficient control and the implementation of the action plan are monitored and oriented. The purpose of the Program is to ensure the timely and correct execution of actions, including after the implementation of the plan, through the execution of tests that will attest to the effectiveness and efficiency of the actions implemented to remedy the identified deficiencies.

In 2016, in order to give greater visibility and support to the process, Eletrobras' Board of Directors approved the creation of the Board of Compliance, currently called the Governance, Risk and Compliance Board. All activities related to risk management, internal controls and compliance are concentrated in this Board.

The material weakness identified by the External Auditors, on the elaboration and disclosure of the December 31, 2021 Financial Statements were related to the following: (i) lack of effective control environment and monitoring of controls, which led to (a) failure in monitoring of control deficiencies not immediately remedied; (b) failure in keeping effective controls regarding procedures for the concession of access and segregation of functions; and (c) failure in elaboration and keeping controls as answer to risks of relevant distortions related to business process in scope, including controls of the completeness and accuracy of key spreadsheets and reports generated by systems used in controls; (ii) non-efficient controls on financial reports for the end of period, including: (a) review and approval of impairment calculations; (b) failure in projecting and keeping controls related to integrity review of the participants and accuracy of actuarial calculations and reserves (c) review and approval of transactions, at ERP, that might

result in non-authorized handmade entries; and (d) integrity and accuracy of legal deposits and judicial proceedings, including their reviews / regular updates and potential losses to be provisioned.

A structured answer for remediation of material weakness identified in the 2021 cycle is in force and consists of the following measures:

In regard to control environment, the company will implement an effective timeline on the assertive definition, validation and implementation of action plans, as well as the periodic monitoring by Senior Management to ensure timeliness and effectiveness when remedying deficiencies. In reference to control of access granting and function segregation, a technical and functional review will be conducted of the SAP GRC AC system, aimed at implementing improvements in the review activities of those responsible for controls and risks and existing conflicts regarding access to the system. The access review will be conducted in parts and periodically throughout the year. In regard to key reports, a review process of its applicability and reinforcement before managements in correctly evidencing this documentation will also be conducted. As for critical spreadsheets, inventory building activities will be improved so as to ensure its completeness and integrity, as well as versioning and access control.

In regard to impairment, the company will analyze the best practices for the improvement of used calculation methods, as well as the strengthening of management review controls that allow for the identification of failures in modelling, data and applicability of the premises used in Impairment tests.

As for controls of actuarial controls and reserves, we will reinforce the correct execution of controls redesigned and standardized in 2021, so they operate with the necessary precision, allowing for a more detailed analysis of the premises and calculations for each actuarial plan, ensuring completeness of included beneficiaries.

With regard to controls for handmade key entries, a review of the handmade entry rules will be conducted, besides the improvement of technological tools (SAP), in order to ensure the adequate monitoring, review and approval of these transactions.

In regard to legal deposits and judicial proceedings, the Company will continue the implementation of a new support system that will provide broader and more precise information and control on the processes being carried out and alterations in judgements and values involved. In addition, a review and standardization of controls related to the topic will be conducted, aimed at ensuring more accuracy and timeliness in information regarding these provisions.

6. Our Economic and Financial Result

In 2021, Eletrobras posted net income of R$ 5,714 million, 11% lower than the R$ 6,387 million achieved in 2020.

This fluctuation is mainly due to the Renegotiation of Hydrological Risks in the amount of R$ 4,266 million, resulting from ANEEL Resolutions No. 2,932/21 and 2,919/21, which approve the extension of granting terms for many of Eletrobras' Hydroelectric plants, to provisions regarding

compulsory loans, with the acknowledgement of one provision, net of reversal, in the approximate amount of R$ 10,897 million, according to the more detailed description presented in the following chapter and for the reshaping of the financial component of Basic Network Existing System - RBSE, forecasting a decrease of the payment curve in these amounts for the 2021/2022 and 2022/2023 cycles, as well as an increase in the payment flow in cycles after 2023, maintaining, however, compensation for own cost of capital - Ke. For more details, please see Note 17 of the 2021 financial statements.

Net Operating Revenue in the year ended December 31, 2021 was $ 37,616 million, which represents a 29% increase if compared to the year ended December 31, 2020 when it totaled R$ 29,081 million, with impact from revenue increase from generation and transmission.

EBITDA in 2021 was R$ 15,132 million, a 56% increase compared to 2020, when it was R$ 10,487 million.

More information on our Financial Statements available at: https://ri.eletrobras.com/en/information/results-center/.

7. Our Corporate Governance Model

Overview

Ethics, transparency, equity, accountability and corporate responsibility are the guiding principles of our corporate governance practices.

The requirements and functions of governance bodies are established in the Company's Articles of Incorporation and in the respective Bylaws of each collegiate body, as are provisions regarding compliance with legal, regulatory and voluntary environments.

Eletrobras' corporate governance model includes the General Shareholders' Meeting, the Board of Directors (CA), the Fiscal Council (CF) and the Executive Board (DE) and CA Advisory Committees: Audit and Risk Committee (CAE); People, Eligibility, Succession and Compensation Committee (CPES); and Strategy, Governance and Sustainability Committee (CEGS).

The company changed its Articles of Incorporation on January 28, 2021 at the 181th AGE. Besides the many changes in the text of the Articles of Incorporation, two support committees were included, which, although already active, had no statutory provision: the Strategy, Governance and Sustainability Committee (CEGS) and the People, Eligibility, Succession and Compensation Committee (CPES), previously known as Management, People and Eligibility Committee (CGPE).

The following organizational units are directly subordinated to the Board of Directors: Governance Office (CAAS), Ombudsman's Office (CAAO) and Internal Audit (CAI).

The Board of Directors (CA) acted with all of its members in 2021, in accordance with the powers provided for in the Company's Articles of Incorporation and Bylaws. This year, CGPE and CEGS were composed of directors and, in the case of CAE, three directors and two external members.

Since its establishment in May 2018, the Audit and Risk Committee (CAE), which is permanent, assumed all duties of the Audit Committee that until then were shared between the former Audit Committee (COAUD) and by Eletrobras' Fiscal Council, the latter with regard to US legislation, including the provisions of the Sarbanes-Oxley Act and the rules issued by the Securities and Exchange Commission (SEC) and New York Stock Exchange (NYSE).

In 2021, the CAE held 72 ordinary meetings, Of which, 2 were held with the Holding's Fiscal Council (03/10 and 03/15) and 2 with each subsidiary: Furnas (07/16 and 11/05), Eletropar (06/02 and 09/15), Eletronuclear (07/23 and 11/23), Chesf (06/22 and 10/29), Eletronorte and Amazonas GT(06/09 and 11/03), and CGT-Eletrosul (07/01 and 09/09) with the participation of the Board of Directors, Fiscal Council, executive boards and technical units of these companies.

The Board of Directors (CA) is composed of 11 members and met 36 times in 2021, in accordance with the powers provided for in the Company's Articles of Incorporation and Bylaws. The board members meet the requirements of Law No. 6,404/1976, Law No. 13,303/2016, Decree No. 8,945/2016, the Company's Articles of Incorporation and the Eletrobras Companies' Referral Policy for Subsidiaries Representatives, Associates, Foundations and Associations, as well as all legal criteria applicable by the regulatory agencies.

The active participation of the board members in the committees provided greater security and reliability in decision-making. This is because, at each ordinary board meeting there is a session dedicated to reporting the activities of each committee by their respective representatives. At that moment, the coordinators not only report the works performed in the month by the respective committee, but also indicate positions and opinions regarding related matters of board deliberation.

The Fiscal Council (CF) held 15 meetings in 2021, including ordinary meetings, on a monthly basis, and extraordinary meetings, adhering to the Articles of Incorporation and to the rules for its operation, defined in the Bylaws.

The Executive Board (DE) held 81 Meetings in 2021. Officers have a unified term of office of two (02) years, allowing for a maximum of three (03) consecutive reinstatements, as provided for in the Law of state-owned Companies (Law No. 13,303/2016).

Due to the COVID-19 pandemic in 2020, the Board of Directors of Eletrobras created the Crisis Committee, which, in 2021, met twice a week through virtual meetings and counted with the attendance of all presidents and/or other representatives of all Eletrobras Companies. The committee was initially constituted to assess the pandemic and its impacts on the globe and on the Company, in special on operations, health situation and protection protocols of employees. Meetings also deliberated on actions to be implemented to tackle COVID-19 and assessment of their results, in addition to providing an official mean to share such actions with the Federal Government. Eletrobras hired an infectologist as an advisor to provide support to the subject related to COVID-19. In 2021, however, meetings began incorporating other strategic matters of Eletrobras companies, such as investment monitoring, 20 F and the Reference form, PNG and PDNG status, discussions on the Transactions with Related Parties policy, among others.

The members of the board of directors and fiscal council were elected on 04/27/2021 after the 61st Annual Shareholders' Meeting of Eletrobras, whose composition is as follows:

Board of Directors

name	appointed by	independent[1]	politically exposed person[2]
Ruy Flaks Schneider	Ministry of Mines and Energy	yes	No
Jerônimo Antunes		yes	No
Rodrigo Limp Nascimento		no	Yes
Ana Silvia Corso Matte		no	No
Armando Casado de Araújo[3]		no	Yes
Bruno Eustáquio Ferreira de Castro Carvalho		no	Yes
Marcelo de Siqueira Freitas		no	Yes
Ana Carolina Tanuri Laferté Marinho	Ministry of Economics	no	No
Carlos Eduardo Rodrigues Pereira	representative elected by employees	no	No
Daniel Alves Ferreira	minority shareholders-ON (Dynamic + Banco Clássico)	yes	No
Felipe Villela Dias	minority shareholders-PN (3G Radar)	yes	No

Fiscal Council:

name	appointed by	politically exposed person[2]
Rafael Rezende Brigolini (permanent member)	National Treasury Secretariat	No
Rafael Souza Pena (alternate)		No
Thaís Márcia Fernandes Matano Lacerda (permanent member)	Ministry of Mines and Energy	No
Ingrid Palma Araújo (alternate)		No
Domingos Romeu Andreatta (permanent member)		No
Ricardo Takemitsu Simabuku (alternate)		No
Antônio Emílio Bastos de Aguiar Freire (permanent member)	minority shareholders-PN (Generation F)	No
Giuliano Barbato Wolf (alternate)		No
Carlos Eduardo Teixeira Taveiros (permanent member)	minority shareholders-ON (Dynamic + Banco Clássico)	No
Robert Juenemann (alternate)		No

The new Board of Directors reappointed the Executive Board for another 2-year term of office, as follows:

name	board	politically exposed person[2]
Rodrigo Limp Nascimento	Chairman	Yes
Elvira Baracuhy Cavalcanti Presta	Finance and Investor Relations Officer	Yes
Camila Gualda Sampaio Araújo	Governance, Risks and Compliance	Yes
Pedro Luiz de Oliveira Jatobá	Generation	Yes
Márcio Szechtman	Transmission	Yes

[1] *As per criteria established by art. 36 of Decree No. 8,945, of December 27, 2016.*

[2] According to CVM Resolution No. 301, those who hold or have held, in the last 5 years, relevant public positions, jobs or functions, in Brazil or in other countries, territories and foreign dependencies, as well as their representatives, family members and other closely related individuals.

[3] ***Armando Casado de Araújo stepped down on 01/13/2022***

Luiz Augusto Pereira de Andrade Figueira	Management and Sustainability	Yes

The members of CA supporting committees are:

Audit & Risk Committee (CAE)
Jerônimo Antunes - Coordinator
Daniel Alves Ferreira
Felipe Villela Dias
Luís Henrique Bassi Almeida (external member, not a politically exposed person)
Luiz Carlos Nannini (external member, not a politically exposed person)

Management & Sustainability Committee (CEGS):
Bruno Eustáquio Ferreira Castro de Carvalho
Carlos Eduardo Rodrigues Pereira
Armando Casado de Araujo was part of the committee until his stepping down on 01/13/2022.

People, Eligibility, Succession and Compensation Committee (CPES):
Marcelo de Siqueira Freitas - coordinator
Ruy Flaks Schneider
Ana Silvia Corso Matte

Managers, members of the fiscal council and members of other committees follow the requirements and prohibitions imposed by Law No. 13,303/2016, by Decree No. 8,945/2016, and by the Referral Policy, without prejudice to the provisions in this regard contained in current legislation and in the Company's Articles of Incorporation. Directors' duties and responsibilities, always abiding by the duties assigned to them by law, the Articles of Incorporation, the Bylaws of the Board of Directors, if any, and other internal rules of the company, are informed in another document: the Manual of Board Members Representing Eletrobras Companies.

Eletrobras' Articles of Incorporation provides for situations of conflict of interest, according to which the manager is prohibited from deliberating on matters that conflict with their interests or relative to third parties under their influence, under the terms of art. 156 of Law No. 6,404/1976. In this case, such person should record the divergence and refrain from discussing the topic.

In order to avoid possible conflicts and use of confidential and strategic information, upon consultation with the Holding Company's Governance, Risks and Compliance Board and if previously and specifically approved by the Board of Directors, the Chief Executive Officer and the Officers may occupy positions on the Board of Directors or Fiscal Councils in state-owned, controlled companies, subsidiaries or affiliates, special purpose companies, and private companies not connected to the electricity sector, subject to the provisions of current legislation regarding remuneration and prohibitions. In these cases, they may occupy positions on the Board of Directors and Fiscal Councils subject, however, to the remuneration provisions of Law No. 9,292/1996.

The chairman and officers must disclose assets and situations or equity stakes that constitute a conflict of interest in the e-patri system, as well as describe measures taken to mitigate such situations.

For more information, the mentioned documents are available at https://eletrobras.com/en/Paginas/Bylaws-Policies-and-Manuals.aspx or at https://ri.eletrobras.com/en/ if you wish to view the Reference Form and 20F.

Assessment of performance and training

Since 2013, Eletrobras has performed an individual and collective performance assessment of the Administrative Council and the Board of Directors, also including the Fiscal Council. The methodology has become unique for all Eletrobras companies. The results are scored and consolidated in a report and informed to participants via meeting.

Since 2018, this assessment is carried out in an independent manner by an external advisory in all Eletrobras Companies and also included the Holding's Board of Directors Committees, the officers and directors at Cepel and SPE's where Eletrobras or its controlled companies have an interest. In 2018 it was also carried out the analysis and improvement of the methodology of Eletrobras based on market experience of the hired consultancy, which demonstrates the continuous improvement of the governance practices.

Assessment procedures have been ongoing since then, including a structured interview, self-assessment and tailored assessments for the chairmen of the Board of Directors and chief executive officers. The criteria of this study contemplate three pillars: competences, results and assignments of the agency.

The Improvement Program for Eletrobras Directors and Officers consists of an annual implementation of various educational actions to these audiences at the Holding Company, controlled companies, affiliates and SPE's, consistently and continuously. Due to the COVID-19 pandemic, all educational actions were carried out remotely, transmitted by videoconference platforms.

In 2021, educational actions on the topics below were offered to the Board of Directors: Risks and Opportunities for the Electric Sector; Receptions of Administrative Council Members who represent employees; SOX DAY; Onboarding of new members; Transactions with Related Parties; Overview of cyber risks in the energy sector and mitigation actions; Risks and opportunities before the climate change scenario; Compliance and Governance; Corporate Aspects; Corporate Governance Best Practices; Integrity Assessment of Third Parties and Integrity and Ethics

Compensation

The main purpose of the compensation practice adopted by Eletrobras is to promote the alignment of the interests of the managers with the interests of the Company's shareholders. For this purpose, the compensation is set using the following factors as parameters: the responsibility, the time dedicated to the position, the professional competence and reputation of the Managers, as well as challenge levels required by a Company of the size of Eletrobras.

However, it must be pointed out that according to Decree 9.745/19, it shall fall upon the Secretariat for Coordination and Governance of State-Owned Enterprises - SEST to manifest on the compensation of managers from state-owned companies and instruct the vote of the Federal Government in their shareholders' meetings. In this context, by means of SEI Circular 364/2022/ME from 02/08/2022, SEST instructed all state-owned companies that, regardless of their specifications and characteristics, fees owed to managers and other statutory members are not to be readjusted for the period from April 2022 to March 2023.

Therefore, restriction determined by said Secretariat in 2022 mandated that the management proposal forecasts no adjustment to managers' fees, despite the risks and consequences to Eletrobras' business, since the amounts adopted below market may result in issues when retaining and attracting key positions in the Company, especially when considering that Eletrobras' amounts have not been adjusted since 2015.

Eletrobras' Board of Directors members are entitled to a fixed monthly compensation corresponding to the fees attributed to the exercise of the activities, plus the following benefits: vacation bonus, supplementary private pension, transfer allowance, group life insurance (whose costs are divided between Eletrobras and the opting member), health insurance, meal assistance, housing assistance and special allowance (which refers to Christmas bonus paid to all members of the Board of Directors).

Furthermore, they are entitled to a Variable Annual Compensation ("RVA"), which is paid in installments deferred over 5 years, based on the fulfillment of annual targets established by the Board of Directors and approved by the Office of Coordination and Governance of State Enterprises - SEST of the Ministry of Economy. As for the system of deference, from RVA 2021, the first installment (equivalent to 60% of the total amount) will be paid at once through a bonus, while the remainder will be paid with phantom stocks. The entire Board of Eletrobras is statutory and its members are not entitled to compensation for participation in committees.

The compensation of members of the Board of Directors and Fiscal Council is set at one tenth of the average monthly compensation of the Board of Directors members (Chairman and Officers), excluding the amounts connected to the direct and indirect benefits granted to said members. Furthermore, they are not entitled to direct and indirect benefits, RVA, and compensation for participation in committees, except for the Administrative Council members who are also members of the Statutory Audit and Risk Committee, who will only receive the compensation of a member of that committee.

Among those committees that provide support to the Board of Directors, CEGS and CPES are comprised of 3 to 5 members who participate in the Administrative Council, without additional compensation, and may also have external members with compensation set by the Shareholders' Meeting and subject to the duties and responsibilities referred to in Article 165 of Act 6,404/76, with a term of office of two (2) years.

The Audit and Risk Committee, of a permanent nature, shall be comprised of at least three members and no more than five members, including the external ones. Members of the Board of Directors who also participate in the Statutory Audit and Risk Committee are required to choose the compensation as member of said Committee, which is defined as 60% (sixty per cent) of the average monthly compensation of Administrative Council members (Chairman and Officers), minus vacation pay and the direct and indirect benefits granted to said members. These members are also not entitled to direct and indirect benefits and to RVA.

Thus, the setting of global compensation for the Board of Directors, members of the Administrative Council, members of the Fiscal Committee, and members of the Statutory Audit and Risk Committee Eletrobras follows an already established process, whereby Eletrobras' Management annually submits to the Office for Coordination and Governance of State Enterprises – SEST and to the Ministry of Mines and Energy – MME the compensation proposal for the period elapsing for the current year to March of the following year.

It falls upon SEST to review the proposed amount when compensating Eletrobras' Managers and submitting it to be approved by the National Treasury Office, which is further sent in the form of voting instructions, for approval at the Eletrobras Annual Shareholders' Meeting.

The remuneration amounts of Eletrobras' Directors are adjusted and approved annually on the occasion of the Regular Shareholders' Meeting, upon appraisal of the Management Proposal, subject to the statement of shareholders by the Company's Board of Directors.

The annual compensation (fees) of the Chief Executive Officer of Eletrobras, in 2021, was R$ 618,408.52 (not including the amount earned as member of the Board of Directors), while the annual compensation of other officers was R$ 578,439.05. In this same year, the total average annual fixed compensation for Eletrobras employees was R$ 166,892.36. Therefore, the ratio between the annual compensation of the Chief Executive Officer and the average compensation of employees was 3.71.

More information available in item 13 of Eletrobras' Reference Form at https://ri.eletrobras.com/en/information/results-center/.

Training on Eletrobras' Ethical Conduct and Integrity Code

Eletrobras has a periodic training structure which includes all employees and other relationship publics, aimed at internalizing and spreading ethics and integrity commitments established in the policies and procedures of the Integrity Program and in the Code of Ethical Conduct and Integrity. In 2021, an Integrated Plan for Training and Communication of the Integrity Program was approved, standardized for all Eletrobras companies for a two-year period with the purpose to guide, in a structured and systemic fashion, the set of communication and training actions for the internal and external public that are necessary for the strengthening of a culture of ethics and integrity in Eletrobras companies.

In accordance to the guideline included in the Code of Ethical Conduct and Integrity to promote annual training and awareness actions on ethics and integrity for employees and managers, the Compliance Board has been releasing every year, in partnership with the holding's Corporate Education, an online course on Integrity and Ethics Culture of Eletrobras companies for all employees, aiming to spread and internalize ethics and integrity commitments included in the policies and procedures of the Integrity Program and in the Code of Ethical Conduct and Integrity.

At the end of 2020, an online course was released for all employees focusing on the topic "Compliance to the General Personal Data Protection Law and ethics in personal data treatment", which extended to 2021, aimed at informing employees of the new rules established by the legislation, as well as internalizing them into Eletrobras companies through an update to the Code of Ethical Conduct and Integrity and the implementation of specific rules and practices.

The course "Integrity and Ethics - Anticorruption Webseries", made available in the last quarter of 2021, reinforced important concepts regarding fraud and corruption and conflict of interests, guiding employees on situations and processes that demand special attention, in order to ensure ethical and upstanding practices.

In 2021, we reached a total of 96% of employees in Eletrobras companies trained in these courses, where the employee is certified after passing the course's final examination. Its completion is a requirement for advancing in the career and being recognized in the company.

With the purpose of living up to its social role and maintaining the companies' financial sustainability, Eletrobras is continuously improving the performance of its Managers and Members of the Fiscal Board through the Improvement Program for Eletrobras Directors and Officers, which involves a set of specific training on relevant topics regarding their activities, addressed in the guidelines established in the Code of Ethical Conduct and Integrity.

Code of Ethical Conduct and Integrity

Eletrobras companies have several institutional and normative instruments that guide, identify, remedy, treat and, in case of violation, penalize Ethics-related matters. These instruments establish guidelines and standards that guide and formalize actions and commitments of institutional conduct by the companies and its employees, as well as interactions with suppliers, business partners, customers and other stakeholders.

The Code of Ethical Conduct and Integrity is the main guiding document of the operation of Eletrobras companies, since it expresses and reinforces the commitment undertaken with its relationship publics. It defines the values expressed in its ethical principles, conduct commitments and responsibilities of the companies and their collaborators, in addition to the commitments in the exercise of corporate governance, with the environment and corporate sustainability.

The Code establishes, among others, the conduct commitments that guide business decisions by ethics, that invest in a performance aligned with public policies based on legislation and good market practices. The document reinforces the need of caution for the assets and institutional image of the company, rejecting all forms or attempts of corruption and influence peddling, properly addressing the subject of conflict of interests and establishing rules regarding prohibition of offers or the receiving of presents, privileges or benefits, imposing the respect to the free competition and rejecting unfair competition practices.

The document was updated in November 2020 with the purpose of renewing and reinforcing the importance of ethics in our work, recognizing the evolution of concepts and legislation that underpin integrity-related issues in Brazil and abroad.

In order to promote the dissemination of an ethical culture in Eletrobras companies, an online training is provided annually to all its employees. It addresses issues of integrity and ethics, according to guidelines formalized in the Code of Ethical Conduct and Integrity. In 2021, we made available the following online courses: "Compliance to the General Personal Data Protection Law and ethics in personal data treatment" and "Integrity and Ethics - Anticorruption Webseries", as was pointed out in the previous topic.

In order to make it easier for employees and managers to consult the Code, an app was created, which makes it easier and more practical to access the document at any time.

In December, always during the week of the 9th, in honor of the International Anti-Corruption Day and with emphasis on the promotion of an ethical culture, we carry out an annual "Eletrobras Integrity and Ethical Culture Week", with lectures on governance, risks and compliance. The event has been taking place online since 2020, with the participation of all Eletrobras companies. In 2021, the 8th edition had a total of 9 meetings throughout the week, with lectures by external guests specialized in topics of ethics, integrity and governance. The topics, in line with the reality of Eletrobras, addressed the behavioral aspect of anticorruption, the unfolding of commitments from the Code of Ethics and Integrity of Eletrobras companies, compliance tools and good practices recognized by the market, initiatives from the Global Pact in the challenge to combat corruption and the achievement of the Pro-Ethics Company Seal 2021/22.

During this period, a campaign was carried out to raise awareness among the third-party public of Eletrobras companies, focusing on the achievement of the Pro-Ethics Company Seal, highlighting our commitment with the adoption of integrity measures aimed at prevention, detection and remediation of fraudulent or corruption acts, as well as highlighting the importance of these measures when building a relationship based on ethical and integrity principles with

these third parties. An Integrity Booklet was made available to each target audience: suppliers, sponsors and partners.

Get to know more about our Pro-Ethics Seal:

https://eletrobras.com/pt/Lists/noticias/ExibeNoticias.aspx?ID=1230

Ombudsman's Office and Whistleblowing Channel

The General Ombudsman Office is the main communication channel between Eletrobras and its publics, and it is responsible for receiving and processing all kinds of communication - including complaints - from internal and external clients. The role of the Ombudsman's Office is to seek, in collaboration with all areas of the company, solutions to the issues received, aiming at improving internal processes and transparency.

The Ombudsman Office makes a portal available in the Internet and Eletrobras' Intranet with information, guidance and access to its channels. (https://eletrobras.com/en/Paginas/Ombudsman.aspx)

In 2021, Eletrobras companies registered 3,249 communications (except complaints), an 18% decreased from the previous year. This decrease is due to the COVID-19 pandemic, which reduced the company's onsite work. From the total number of registries, 60% came from the external public, 24% from the internal public, and 16% from unidentified public. As a result: 98% were finalized, 2% are ongoing. Issues regarding Living Communities, People Management, Requests for Information and Corporate Management were the main topics.

In 2021, the companies launched the Ombudsman Connection program in order to come closer to publics of interests to Eletrobras companies, deepen ties and strengthen this relationship channel. Two meetings were held with the internal public, the first in August to announce the channel, provide guidance on its purposes and forms of service, as well as to encourage dialogue with this group of stakeholders. During the first meeting, a survey on the perception of the Ombudsman Office and the Whistleblowing Channel was released. The second meeting took place in December and was aimed at presenting the results of the survey, reassert and clarify some topics on the channels and the treatment of communications in view of the initial assessment. During this second meeting, a commitment was signed to present and build an action plan to improve the Ombudsman's Office and Whistleblowing Channel, of organizing one of the "Ombudsman Connection" meetings during the first semester of 2022, besides another, which is expected to take place with suppliers.

The total amount of valid complaints (excluding those that were not within the scope of the channel) recorded in the external Whistleblowing Channel since its creation in 08/21/2017 until December 2021 was 1,936 cases, of which 1,579, or 81%, had been finalized by the end of December 2021. Of the total number of finalized complaints, 240 (15%) were concluded as well-founded, and 168 (11%) were partially well-founded. From the total number of complaints received, 12% came from the external public, 11% from the internal public, and 77% from unidentified public. It should be pointed out that to register complaints one is not obligated to identify oneself, although it is a possibility; in any case, confidentiality of the whistleblower's data is ensured.

In 2021, we received 377 valid complaints (excluding those that were not within the scope of the channel); during this same period, 109 were finalized and 268 were expecting further investigation by December 31, 2021. If all complaints in the databank are taken into account, 321 protocols were finalized in 2021. Among valid cases, the main topics were: Breach of Internal

Rules (63), Health and Safety (44), Ethical Misconduct (31), Favoritism (30) and Moral Harassment (28).

Investigation of Complaints

Since February 1, 2021, due to the corporate restructuring process in the Eletrobras holding, Complaints Investigation Management (CAAD) is subordinated to the Governance, Risk Management and Compliance Board, changing its name to the Complaint Investigation Department (DCDA). The area's responsibilities remain the same.

DCDA is still responsible for conducting, coordinating and overseeing the internal investigation phase of complaints and infractions in the Integrity Program, norms, contracts and manuals and/or legislation involving employees in Eletrobras companies, through legal proceedings or internal investigations. It acts with the support of disciplinary investigation or administrative process commissions. Besides managing internal investigations in the Eletrobras holding, it is also responsible for managing the Investigation of Complaints Coordination of Eletrobras companies.

The area acts with document standardization such as investigation scripts, request for internal information to business units, investigation reports, among others, besides the investigation methodology used by all investigation teams in Eletrobras companies.

Here are the results of 2021, which reflect the maturity of the company when dealing with complaints:

» 187 reports issued by the investigation of complaints areas in Eletrobras companies.

» 176 recommendations issued due to investigated complaints.

» Courses on Corporate Investigation in the Eletrobras Group and Improvement of Corporate Investigation and Forensic Technology in Practice, promoted in partnership with the Ernst Young Forensic Academy, targeted at professional complaint investigators, besides members of ombudsman offices and the Group's auditors.

On February 1, 2022, the Integrity System Committee was terminated, making the flow of management and treatment of complaints and infractions more agile. The Regulation on Management and Treatment of Complaints in Eletrobras companies is under review, whose conclusion is expected for October 2022.

In addition to improving the process, the creation and implementation of a Recommendation Bank is underway, making it possible to integrate the proposed recommendations with the Investigation of Complaints Department, in the conclusion of internal investigations, with recommendations issued by the Internal Auditing, besides automating the control process and the enforcement of deadlines.

Internal Auditing

The Internal Auditing area is directly linked to the Board of Directors, through the Statutory Audit and Risk Committee (CAE), and its purpose is to support the company's Senior Management, in the objective assessment and perception over the efficiency of governance, risk management and internal controls processes. The Internal Auditing area of Eletrobras has produced in 2021 a total of 29 Auditing Reports and 12 Technical Documents, which stemmed

from extraordinary requests by the Senior Administration. Among these reports, the following are the most relevant: In the Business Pillar: Management of G&T and Trade Regulation, Management of New Businesses and G&T, Information Security Management, Management of Corporate Business and Equity Stakes - SPEs and Corporate Risks Management; In the Financial Pillar: Tax and Fiscal Management, Management of Compulsory Loans and Budget Management; In the Operational Pillar: Management of the Shared Services Center, Socioenvironmental Management of Enterprises, Contract Management, Legal Planning and Management and Goods Purchase; and in the Compliance Pillar: Accounting Management and Transaction with Related Parties, the former being residual of 2020.

In the Annual Internal Auditing Plan (Paint 2021), 30 internal auditing works were expected, besides specific works regarding continuous actions and/or mandatory performance. In 2021, 29 auditing works were concluded, 25 of which referred to Paint 2021, and 4 residual audits from 2020 were prioritized. Five auditing works expected for 2021 were finalized in 2022: two of them were concluded in January 2022 - Integrity Management and Cash Flow Management; one was concluded in March 2022 - Management of Institutional, Brand and Reputational Relations; and two are expected to be concluded by the end of April 2022 - Litigation Management and Accounting Management. Internal Auditing concluded 91% of planned works for the year ended 12/31/2021.

One more aspect worth pointing out is the elaboration of the first edition of the Internal Auditing Regulation for Eletrobras Companies, a document that provides guidelines for activities in Internal Auditing areas of Eletrobras companies, in order to provide independence and objectivity, besides counting with standard procedures from Internal Auditing units within Eletrobras companies located in Brazilian territory. This Regulation, together with the Internal Auditing Policy of Eletrobras companies, which has been reviewed, constitutes an indispensable normative framework for assessing the maturity of Internal Auditing activities and for the certification of internal auditing units in Eletrobras companies.

In addition to assessments, Internal Auditing, as provided for in Paint 2021, monitors actions arising from recommendations with the purpose of verifying, before the managing areas, the implementation status of action plans, in order to correct non-compliances found in the Internal Auditing Reports. The verification cycles are monthly and consist of updating and validating the information in the ongoing action plans. Internal Auditing analyzes and consolidates information in a databank in order to verify it in each new auditing effort. In the position consolidated on 12/31/2021, there were 85 pending recommendations, 13 of which had expired deadlines. A total of 141 recommendations were implemented by managing areas during 2021. The status report for the monitoring of actions arising from internal auditing recommendations is made monthly to the main governance instances at Eletrobras, which is also a part of corporate goal indicators.

8. Our Major Corporate Governance Improvements

Changes in Governance practices

As a publicly traded company, Eletrobras follows international corporate governance standards compatible with the rules of the markets in which it operates. Furthermore, the company has been implementing actions to improve its corporate governance for better alignment with its Strategic Plan and its Business and Management Master Plan, Law No. 13.303/16, Decree No. 8.945/16 and other laws currently in force.

The Regulation for Appointment of Representatives on Councils and Boards of Eletrobras Companies was reviewed on 06/18/2021, with the purpose of improving the processes for the election of governance agents at Eletrobras and its subsidiaries.

In February 2022, Eletrobras' Articles of Incorporation was amended, in order to make adjustments for the company's privatization process.

The Policy for Transactions with Related Parties to Eletrobras Companies was reviewed on December 17, 2021, in compliance with legal requirements and aiming to broaden the scope of the policy, including principles, guidelines, concepts, responsibilities, process flow, definition of focal points, adoption of forms for the identification of transactions with related parties and improvement of the electronic system registry.

On June 17, 2021, The Regulation on Compensation of Members of the Board of Directors, Administrative Council Officers, Fiscal Council and Statutory Committees of Eletrobras companies was approved, with the purpose of establishing guidelines and basic procedures to be adopted by Eletrobras companies in regard to compensation of members of the Board of Directors, the Administrative Council Officers, Fiscal Council and Statutory Committees, in compliance with the legal framework in force and guidelines established by the Secretariat for Coordination and Governance of State-Owned Enterprises - SEST.

This document is available in the Corporate Governance area on the company's website:

https://eletrobras.com/en/Paginas/Corporate-Governance.aspx.

Summary of Main Practices

Main corporate governance practices adopted by Eletrobras:

- Board of Directors formed by 40% of independent members;
- Permanent Fiscal Council, with competences and functioning defined in Internal Regulations and adhering to SEC requirements regarding performance of the Audit Committee;
- Executive Officers of the Holding company's Boards who participated in the Board of all subsidiaries;
- Policy for the Negotiation of Securities Issued by Eletrobras;
- Policy for Use and Disclosure of Relevant Information;
- Code of Ethics and Conduct adopted by all Eletrobras Companies;
- Policy for Appointment of Representatives in Controlled Companies, Affiliates, Foundations and Associations of Eletrobras Companies;

- Policy for Disclosure and Use of Relevant Information and Policy for the Negotiation of Securities of Eletrobras;
- Policy for Transactions with Related Parties to Eletrobras Companies;
- Anticorruption Policy of Eletrobras companies;
- Spokesperson Policy of Eletrobras companies;
- Policy for the Compensation of Members of the Board of Directors, Administrative and Fiscal Council and Statutory Committees of Eletrobras Companies;
- Listing of B3's Level 1 Corporate Governance;
- Different communication channels for complaints and/or reports;
- Certification of internal controls by the managers (CEO and CFO) and by independent auditors, with transparent approach to possible deficiencies and their remediation plans;
- Managers and Members of the Fiscal Council are subject to assessment of requirements and prohibitions as set forth in Law No. 13,303/2016 and in Decree No. 8,945/2016;
- Statutory Board of Directors Supporting Committees — Statutory Audit and Risk Committee; Strategy, Governance and Sustainability Committee; and People, Eligibility, Succession and Compensation;
- Annual assessment of members of the Board of Directors, Administrative Council and Fiscal Council;
- Annual Report in accordance with the Global Reporting Initiative (GRI) guidelines and with the International Integrated Reporting Council - IIRC framework;
- Publication of financial statements in accordance with international accounting standards;
- Publication of audited quarterly reports (ITR);
- Internal Audit linked to the Board of Directors;
- Guide for Board of Directors Member representing Eletrobras;
- Guide for Fiscal Council Member representing Eletrobras;
- Bylaws of Board of Directors;
- Bylaws of the Fiscal Council; and
- Bylaws of Advisory Committees to the Administrative Council;
- Corporate Sustainability Index Listing - ISE/B3;
- Level 1 Certification (excellence level) of the Governance Indicator - IG-SEST, developed by SEST, under the Ministry of Economy, in order to assess compliance with the legislation and guidelines established by the Inter-ministerial Commission on Corporate Governance and Administration of Federal Government Shareholdings - CGPAR, in the search for implementation of best market practices, since the year 2017.

Our management and corporate governance instruments are available at our website: https://eletrobras.com/en/Paginas/Bylaws-Policies-and-Manuals.aspx .

The Annual Governance and Public Policy Letters of other Eletrobras companies are available in their respective webpages, at: https://eletrobras.com/en/Paginas/Eletrobras-Companies.aspx.